# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zeta Network Group, CIK 0001747661
CUSIP: G2287A142
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 14 Wall Street, 20th Floor, New York, New York (NY), 10005
Date of event which requires filing of this statement: 08/14/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001079973-26-001122
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 538,443; shared voting power 0; sole dispositive power 538,443; shared dispositive power 0; aggregate amount beneficially owned 538,443 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Zeta Network Group
Address of issuer's principal executive offices: 14 Wall Street, 20th Floor, New York, NY 10005

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
3rd Floor, Citrus Grove Building, 106 Goring Ave.
George Town
PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
538,443

This amendment refers to and updates and corrects that certain Schedule 13G/A filed with the Securities and Exchange Commission on August 14, 2026. This amendment is being filed to correct a scrivener's error in such prior Schedule 13G/A which inadvertently reported 0 Class A Ordinary Shares as beneficially owned, and to instead reflect the Reporting Person's beneficial ownership of 538,443 Class A Ordinary Shares as described herein. The amounts in Row (5), (7) and (9) represent (i) 11,584 Class A Ordinary Shares, (ii) 1,038 Class A Ordinary Shares issuable upon conversion of a Senior 10% Original Issue Discount Convertible Promissory Note, which are subject to a 9.99% beneficial ownership limitation, (iii) 5 Class A Ordinary Shares issuable upon exercise of warrants purchased in February 2025, (iv) 2 Class A Ordinary Shares issuable upon exercise of warrants purchased in September 2025, and (v) 525,814 Class A Ordinary Shares issuable upon exercise of warrants purchased in March 2026. The amounts do not include 435,286 Class A Ordinary Shares issuable upon exercise of warrants purchased on March 2026, which are subject to a 9.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the Reporting Person is based on 4,862,965 Class A Ordinary Shares outstanding as of August 31, 2026, based on information provided by the Issuer.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.
Percent of class: 9.99%
Sole power to vote or to direct the vote: 538,443
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 538,443
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (09/01/2026)